Exhibit (b)(9)

November 12, 2011

Chris Larsen

Charlie Colby

Western Asset Middle Market Income Fund Inc.

c/o Legg Mason

620 Eighth Avenue, 49th Floor

New York, NY 10018

RE:

Credit Agreement for Margin Financing between Western Asset Middle Market Income Fund Inc. (“Client”) and Pershing LLC (“Pershing”), dated as of August 26, 2014, and as amended, supplemented or otherwise modified prior to the date hereof (“Credit Agreement”).

Dear Chris and Charlie,

In accordance with Section 3.01 (e) of the Credit Agreement between Pershing and Client, Pershing is hereby providing 180 days’ notice of the termination of the Credit Agreement. The Credit Agreement shall be terminated effective as of May 11, 2022.

Pershing LLC

/s/ Mark Aldoroty
Name: Mark Aldoroty
Title: Managing Director

Pershing LLC, a BNY Mellon company. Member FINRA, NYSE, SIPC